UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)

Under the Securities Exchange Act of 1934*

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (SOUTHEAST AIRPORT GROUP)
(Name of Issuer)

American Depositary Shares, each representing ten Series B Shares
(Title of Class of Securities)

40051E202
(CUSIP Number)

Alejandro Heriberto Hernández Villarreal, Esq.
General Counsel
Grupo ADO, S.A. de C.V.
Av. Ignacio Zaragoza No. 200, First Floor, Edif. B
C.P. 15390 México D.F.
Telephone: + (52 55) 5133-2500

With a copy to:

Juan Francisco Mendez, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
 Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40051E202

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Grupo ADO, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,918,290

	8	SHARED VOTING POWER
22,950,000

	9	SOLE DISPOSITIVE POWER
36,918,290

	10	SHARED DISPOSITIVE POWER
22,950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,868,290

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.96%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 40051E202

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Compañía Inmobiliaria y de Inversiones del Noroeste, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,918,290

	8	SHARED VOTING POWER
22,950,000

	9	SOLE DISPOSITIVE POWER
36,918,290

	10	SHARED DISPOSITIVE POWER
22,950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,868,290

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.96%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Amendment No. 6 to Schedule 13D
This Amendment No. 6 to Schedule 13D ("Amendment No. 6") filed by the Reporting Persons (as defined below) relates to American Depositary Shares, each representing ten Series B shares, without par value (the "Series B Shares"), of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the "Issuer"), a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and amends the initial statement on Schedule 13D, dated January 3, 2012, filed by Grupo ADO, S.A. de C.V. (the "Initial Statement"), the Amendment No. 1 to Schedule 13D, dated January 13, 2012, the Amendment No. 2 to Schedule 13D, dated March 12, 2012, Amendment No. 3 to Schedule 13D, dated November 12, 2013, Amendment No. 4 to Schedule 13D, dated May 1, 2015, and Amendment No. 5 to Schedule 13D, dated June 5, 2018 (together with the Initial Statement, the "Amended Schedule 13D").  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Amended Schedule 13D.
Item 2.  Identity and Background.

Item 2 is hereby amended by (i) replacing the first paragraph thereof with the following first paragraph, and (ii) by replacing the sixth, seventh, eighth and ninth paragraphs thereof with the following second, third, fourth and fifth paragraphs:
This Schedule 13D is being jointly filed by Grupo ADO, S.A. de C.V. ("ADO") and Compañía Inmobiliaria y de Inversiones del Noroeste, S.A. de C.V.  ("Noroeste", and, together with ADO, the "Reporting Persons"), each a corporation (sociedad anónima de capital variable) organized under the laws of Mexico.  Noroeste is a subsidiary of ADO.  In addition, Noroeste owns 50% of the outstanding shares of Inversiones y Técnicas Aeroportuarias, S.A. de C.V. ("ITA"), which owns all of the Series BB Shares of the Issuer, representing, upon conversion, 7.65% of the outstanding Series B Shares of the Issuer.  On August 7, 2018, Consorcio SAFIJ, S.A. de C.V.  ("Consorcio"), the total capital stock of which was 99% owned by ADO and which was the direct or indirect owner of the Series B Shares and Series BB Shares of the Issuer described herein, merged into Noroeste. The agreement between the Reporting Persons to jointly file this Amendment No. 6, and any further amendments to the Amended Schedule 13D, in accordance with Rule 13d-1(k) of the Securities and Exchange Act of 1934 is attached as Exhibit C.
The business address of Noroeste is c/o Av. Ignacio Zaragoza No. 200, First Floor, Edif. B, Col. Siete de Julio, C.P. 15390 Ciudad de Mexico, D.F.
Noroeste primarily serves as a holding company for the Series B Shares and for 50% of the outstanding shares of ITA.
Mr. Rodolfo Raul Ramos Soto, a citizen of Mexico, is the sole director of Noroeste and the Manager of ADO's Specialized Accounting Area since 2012 (the " Noroeste Related Person"). The business address of the Noroeste Related Person is c/o Av. Ignacio Zaragoza No. 200, First Floor, Edif. B, Col. Siete de Julio, C.P. 15390 Ciudad de Mexico.
During the last five years, neither Noroeste nor, to the knowledge of the Reporting Persons, the Noroeste Related Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and supplemented by the following:
Item 2 of the Amended Schedule 13D is hereby incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Item 4 is incorporated herein by reference in this Item 5.
(a) –(b)
Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition

Grupo ADO, S.A. de C.V. (through Compañía Inmobiliaria y de Inversiones del Noroeste, S.A. de C.V.)	59,868,290 (1)	19.96%(2)	36,918,290	22,950,000	36,918,290	22,950,000

Compañía Inmobiliaria y de Inversiones del Noroeste, S.A. de C.V.	59,868,290 (1)	19.96%(2)	36,918,290	22,950,000	36,918,290	22,950,000
__________________
(1)
The Reporting Persons may be deemed, for U.S. federal securities law purposes, to be the beneficial owners of 59,868,290 Series B Shares consisting of: (a) 29,441,653 Series B Shares held by Noroeste, (b) 7,476,637 Series B Shares held by Operadora de Recursos Remer, S.A. de C.V., a subsidiary of Noroeste, and (c) the 22,950,000 Series BB Shares held by ITA, which may be converted by ITA, with the unanimous approval of its shareholders, into Series B Shares at any time at the ratio of one Series BB Share for one Series B Share. The Reporting Persons may be deemed to have shared voting and dispositive power over the Series BB Shares held by ITA.  The Reporting Persons disclaim beneficial ownership of the Series BB Shares held by ITA, except to the extent of their pecuniary interest therein.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either Reporting Person is the beneficial owner of the Series B Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2)
The beneficial ownership percentage is based on 277,050,000 Series B Shares of the Issuer outstanding, as reported by the Issuer on Form 20-F/A for the year ended December 31, 2017, filed on May 1, 2018, and takes into account the 22,950,000 Series B Shares issuable upon conversion of the 22,950,000 Series BB Shares held by ITA.

(c)  Except as set forth in this Amended Schedule 13D, no Reporting Person or, to the knowledge of the Reporting Persons, any of the Related Persons or the Noroeste Related Person, has engaged in any transaction during the past 60 days involving securities of the Issuer.
(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series B Shares of the Issuer referred to in this Item 5. With respect to the Series BB Shares, besides the Reporting Persons, the other shareholders of ITA have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series BB Shares of the Issuer.
(e) Not applicable.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended by replacing Exhibit C thereof with the following:

Exhibit C	Joint Filing Agreement, dated September 6, 2018, by and between Grupo ADO, S.A. de C.V., and Compañía Inmobiliaria y de Inversiones del Noroeste, S.A. de C.V.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2018	Grupo ADO, S.A. de C.V.

/s/ Alejandro Heriberto Hernández Villarreal
	Name:	Alejandro Heriberto Hernández Villarreal
	Title:	General Counsel

Date: September 6, 2018	Compañía Inmobiliaria y de Inversiones del Noroeste, S.A. de C.V.

/s/ Rodolfo Raul Ramos Soto
	Name:	Rodolfo Raul Ramos Soto
	Title:	Sole Director

EXHIBIT C
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the securities of Grupo Aeroportuario del Sureste, S.A.B. de C.V. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: September 6, 2018	Grupo ADO, S.A. de C.V.

/s/ Alejandro Heriberto Hernández Villarreal
	Name:	Alejandro Heriberto Hernández Villarreal
	Title:	General Counsel

Date: September 6, 2018	Compañía Inmobiliaria y de Inversiones del Noroeste, S.A. de C.V.

/s/ Rodolfo Raul Ramos Soto
	Name:	Rodolfo Raul Ramos Soto
	Title:	Sole Director